Filed by Cimarex Energy Co.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Cimarex Energy Co.

Commission File No.: 001-31446
Date: June 11, 2021

The following communication is being filed in connection with the proposed merger of Cimarex Energy Co. (“Cimarex”) and Cabot Oil & Gas Corporation (“Cabot”).

The following is a transcript of an interview with Thomas E. Jorden, Cimarex’s Chairman, President and Chief Executive Officer, at the Tudor, Pickering, Holt & Co. 2021 Hotter 'N Hell Energy Conference on June 10, 2021.

Tudor, Pickering, Holt & Co. 2021 Hotter 'N Hell Energy Conference

Corporate Participants

Thomas E. Jorden

Chairman, President & Chief Executive Officer, Cimarex Energy Co.

Other Participants

Dr. Daniel Yergin

Vice Chairman of IHS Markit

Conference Discussion

Dr. Daniel Yergin

Vice Chairman of IHS Markit

Thank you, Bobby. And very glad to be here for Hotter ‘N Hell, and very glad to be here with Tom Jorden who is the Chairman and CEO of Cimarex. Glad to have you, Tom.

Thomas E. Jorden

Chairman, President & Chief Executive Officer, Cimarex Energy Co.

Glad to be here, Dan, thank you.

Dr. Daniel Yergin

Vice Chairman of IHS Markit

Tom, it's very timely that you're with us today because just about two weeks ago, it was announced that Cimarex is merging with another company, Cabot. Of course, we've seen a lot of mergers in the upstream industry among independents, in the last year or two, but this is a different one because it involves two commodities, at least in significant part, and two very different basins. Tell us about the deal and what the logic and what your thinking is about it.

Thomas E. Jorden

Chairman, President & Chief Executive Officer, Cimarex Energy Co.

Well thank you for the opportunity for that. We're quite excited about the combination because it combines two very best-in-class assets. Cimarex brings some of the best assets in the Permian Basin and Cabot brings unquestionably the very best assets in the Appalachian Marcellus Trend. The returns on those assets are second to none, and it really allows us to have premier combination and diversifies, you know. It diversifies our revenue stream. We’ll be a little over 50% natural gas revenue and a little under 50% oil and natural gas liquids revenue. And we think that's fit for purpose for the demands upon us, we'll be able to allocate capital effectively, generate free cash flow consistently and return cash to our owners in a very sustainable fashion, and a much more aggressive fashion than either one of us would have done singly.

Dr. Daniel Yergin

Vice Chairman of IHS Markit

Was it, did you think about, how did this come about in the sense, did you first look at consolidation specialization within the Permian, and then change direction?

Thomas E. Jorden

Chairman, President & Chief Executive Officer, Cimarex Energy Co.

Well we've looked at a lot of opportunities over the last few years as many if not all of our peers have. This one was particularly attractive to us because we think it plays, not only to the demands of our time in terms of returning sustainable cash flow, but it also plays to our organizational strengths. I grew up in this business managing multi-basin companies focusing on capital allocation, trying to manage a portfolio of risk, geologic risk, basin risk, commodity risk, but managing a portfolio through top technical analysis in order to maximize those portfolio returns. And this gives us an absolute outstanding opportunity to do that. And we, you know, we just love the fact that we're combining two of the best return profiles. If you just were indifferent to the commodity and covered it up and just looked at the financial power that this combined entity brings, I think you really have to conclude that this is fit for our time, and we're ready to launch and perform.

Dr. Daniel Yergin

Vice Chairman of IHS Markit

As you talk about returns, investors are not used to consolidation within the basin. Two weeks has given time to talk to a lot of investors. What's been the reaction and what are the questions you're getting?

Thomas E. Jorden

Chairman, President & Chief Executive Officer, Cimarex Energy Co.

Well, initially we knew we were surprising the marketplace, that this is a bit of a departure from the typical single basin smash-co, where you take two companies that have overlapping assets and, and significantly cut some or all of the G&A of one of both companies. We think we are creating with this a much better company and as we've had the opportunity to explain that to investors, using our own voice, I think that message has resonated. This combined company will have one of the best technical teams in our business, certainly assets second to none, one of the best balance sheets in our business and the flexibility to adapt to a very changing world. So we think it's fit for time and it's been nice to have very productive conversations with our ownership base. Now you know I'll say there are people that are skeptical and we understood that coming in, but we're having very fruitful conversations, and you know I think looking at how both companies have behaved historically, I think we have combined a lot of credibility that we bring into these conversations.

Dr. Daniel Yergin

Vice Chairman of IHS Markit

Tom, you've been through many cycles now in this business you've seen how things have changed and stepping back and looking at more broadly, and of course you have the perspective of doing this deal, it seems to me that we're in a second shale revolution and that's a revolution of the relationship between investors and companies. And how have you seen that change over the last couple of years? And in terms of focus on returns?

Thomas E. Jorden

Chairman, President & Chief Executive Officer, Cimarex Energy Co.

Well, there have been tremendous changes over the last few years, mostly driven by investor sentiment. Investors have rightfully called our sector out for these boom and bust cycles where we invest massive amounts of money when commodities are high, and then when they inevitably fall, we produce in those low commodity price environments, and that boom bust cycle has led to capital destruction over time. And investors have called us out on that. I think any of us that are intellectually honest, and I think most of us are, have to look at it coldly and say you know, there's a real issue there and we need to be very considerate of it. And so our go forward business model, and not just Cimarex and Cabot combined, but our sector, is one of modest growth, really listening to market signals, and making sure that we don't over supply the market, but we also return a significant amount of cash on a regular basis to our ownership base. That's what they want, they want real returns, returns so they can bank. And this combined company allows us to accomplish all those objectives more fruitfully, and we think because we have that revenue mix of oil and natural gas, as the commodity swings one side or another, we'll have a sustainability of cash flow, the wherewithal and will to return that cash to our owners and the balance sheet to backstop that through the cycles. That's second to none. This is all about building a better company.

Dr. Daniel Yergin

Vice Chairman of IHS Markit

Do you think, do you see, looking beyond your own deal, the picture is improving, companies are returning cash, do you think investors are getting a sunnier disposition towards oil and gas, in particular the independent sector?

Thomas E. Jorden

Chairman, President & Chief Executive Officer, Cimarex Energy Co.

Well, I will say in our business if you study your competitors and it's not humbling, you're not paying attention. We operate in a landscape of some tremendous peer companies and I think there's a genuine, sincere effort to behave prudently as we're being asked to do. As far as getting investors back into our space, as you know Dan the energy as a function of S&P is at near historical lows, and we will win them back through consistent behavior over time. I think if companies like the new Cimarex plus Cabot behave consistently over several cycles, many quarters, and they see that we're behaving consistent with our messaging, we will get the generalists back, and I think our industry will be restored to, certainly, I don't know if we'll get back to our historical highs on the S&P 500, but I think people won't want to miss out on the opportunity in energy.

Dr. Daniel Yergin

Vice Chairman of IHS Markit

Speaking of the new company, I understand the temporary name is NewCo, but that's not going to be the permanent name.

Thomas E. Jorden

Chairman, President & Chief Executive Officer, Cimarex Energy Co.

No, we'll rebrand and rebranding was important, both of us, we've been asked about that. But it really is going to be a new company that that brings the best of both and rebranding is going to be sending that signal not only to our employees, but to the marketplace. And we look forward to crafting and announcing a new name.

Dr. Daniel Yergin

Vice Chairman of IHS Markit

And the new company, whatever its name is, will be put in a category of being now a super independent along with some of the other companies. Aside from the diversification, do you see an advantage that comes from the scale?

Thomas E. Jorden

Chairman, President & Chief Executive Officer, Cimarex Energy Co.

Well, I think both companies had scale in their assets, so obviously because it's a mixture of two basins, we bring to it the scale that we had initially. But the real scale we're gaining is the size of our balance sheet, our financial scale, the wherewithal that we have and that will be bring consistency over time. You know we already, separately and in combination, will have two project areas, really a few project areas, that have some of the lowest cost and supply in our industry. And so, you know, we'll have a new set of competitors at that new market cap range and we'll have larger scale, more optionality. And, you know, the opportunity to just post the best financial returns in our business.

Dr. Daniel Yergin

Vice Chairman of IHS Markit

As you say it is two different basins. Big difference politically, between Texas and Pennsylvania, and a big difference between the gas market and the oil market, and a big difference in terms of getting supplies. What do you think about, what’s your thinking about your understanding about the eastern part of the country, where you’ll be working now and, and the challenges there you may not face in Texas?

Thomas E. Jorden

Chairman, President & Chief Executive Officer, Cimarex Energy Co.

Well I would credit the Cabot team for what I think are some really thoughtful and forward leaning community relations. They're very sophisticated in managing that and in Susquehanna County, Pennsylvania, they're a very large employer. They've done a tremendous amount of, I think, very productive outreach, and they have a footprint there that, you know, it's home. And we certainly plan on continuing that, behaving with integrity with forthright and how we treat our communities as Cimarex always has. And so I think that certainly when you have such a strong influence economically you couple that with behaving with integrity, and you’ve got a fighting chance to win people's hearts and minds.

Dr. Daniel Yergin

Vice Chairman of IHS Markit

So, this will mean you'll be more focused on the gas market than in the past. Any perspectives that you've developed, as you've looked at it more intensely, how the gas markets develop?

Thomas E. Jorden

Chairman, President & Chief Executive Officer, Cimarex Energy Co.

We’re very high on really all three commodities: oil, natural gas liquids, and natural gas. We see them as central to a growing world economy. You know, they form three different roles in that economy and we've got, you know, power generation and commercial applications, you've got certainly the petrochemical industry and then you've got transportation, and we just love the broad exposure to that, because the world needs all three. And we, we love the optionality that the broad revenue exposure brings us. So we're, you know we're bullish on all three.

Dr. Daniel Yergin

Vice Chairman of IHS Markit

Right. I suppose every investor meeting you have, they ask you what's the prospects for the Permian in terms of, is it flat, just modest growth, does it rebound? What's your feeling, or how do you answer that?

Thomas E. Jorden

Chairman, President & Chief Executive Officer, Cimarex Energy Co.

The assets we have in the Permian, you know, the way I’ve described it on conference calls is restraining those assets is rather asking the thoroughbred to pull a milk wagon. You know, we just have incredibly wonderful assets there, and, you know, the combined company will be moving forward, investing a fairly modest percentage of our combined cash flow. But as far as, you know, growing, where we have the opportunity to, we're going to be very careful there. Dan, you understand the oil markets, certainly better than I do and better than most if not all of our listeners. We're going to be looking carefully at the call on the U.S. producer. We're still in a world where the prices are supported by OPEC plus cooperation. And we’d really like to get to a point where the world economy is restarted fully, and that, you know, excess buy is taken off the market, certainly, inventories taken off the market. And we're backstopped by true supply demand fundamentals and not cooperative behavior from a cartel. I don't know when that will happen. I suspect it will happen. But we're going to be very disciplined, as we go forward.

Dr. Daniel Yergin

Vice Chairman of IHS Markit

So do you think, should the country expect some, some growth to come? I mean, you can't speak for other companies but in a sense, looking at the industry will we start to see modest growth coming out of the Permian now?

Thomas E. Jorden

Chairman, President & Chief Executive Officer, Cimarex Energy Co.

I suspect we will and when I say modest I think you're talking no better than mid-single digits and we already saw this week the oil forecast revised upward by the EIA, very very modestly. I think you know again, I'll say certainly speaking for public companies, I think they're truly attempting to do discipline. You know, the private companies have grown, certainly rig count a little more than on a percentage basis but they don’t account for that much overall. But I think you're going to see great discipline in the public companies, and Cimarex and the combined Cimarex and Cabot will be among them.

Dr. Daniel Yergin

Vice Chairman of IHS Markit

So let me just conclude with two questions. Investors today are demanding, not only returns or should I say they are asking for returns, but they're also asking for ESG strategies. And how do you see that evolving for the combined company? What are your thoughts in that realm?

Thomas E. Jorden

Chairman, President & Chief Executive Officer, Cimarex Energy Co.

Well, Cimarex has always been a very technically focused outfit, you know, I'm a geophysicist by education, and we have a highly technical workforce. Really excited about getting the two companies together and forming that single company mentality. And, you know the day we close, what jersey you wore prior to closing doesn't really matter. But I will tell you that we will continue to be a company that highly focused on technology and innovation. And right now, ESG issues are our top engineering challenge. Our entire organization from field to executive suite is focused on it. We're actually energized by it. We have a number of initiatives underway that are retrofitting our current facilities. We're electrifying our facilities. We're decomposing you know our own emissions footprint, building fairly sophisticated abatement curves so we know exactly what our most productive ways to reduce our emissions footprint are. And we just, we just have a tremendous amount of creative energy focused on this and that will continue. I think companies will learn from one another, and I look forward to that. Getting everybody in one room and one mindset. But I will tell you that I don't see a future where ESG issues are not at the top of our challenges.

Dr. Daniel Yergin

Vice Chairman of IHS Markit

I should mention to listeners that you talked about the technical focus of the company, of course, it is, one should also note, that Tom is the Chairman of the Colorado School of Mines, which I'm proud to have a degree from as well. And I mentioned that to a primarily Texas audience, but it shows the focus on technology that you and your colleagues bring to the company and the importance of that. So the last question is I guess a technology question. Everywhere one goes, one hears there's this focus on methane. How are you measuring and managing these emissions? And do you think the industry can make progress on this pretty quickly?

Thomas E. Jorden

Chairman, President & Chief Executive Officer, Cimarex Energy Co.

Well, I'll take that in reverse order. I do think the industry can make progress on this quite quickly and, and I see so much productive behavior. One of the things I think many of us realize is, we shouldn't treat this as a competitive advantage. Our industry is broadly painted with one brush. And so if any one of us in our sector comes up with a technological innovation, I think we should evangelize it. This is not something that will distinguish one company from another, we will all be painted with the same brush. But you know we're working on a number of innovations at Cimarex and I do look forward to carrying those forward. Specific answer to your question, probably one of the things I'm most excited about is continuous monitoring of methane. There are a number of technologies that are that are emerging and we're field testing a couple of them. You know a lot of our methane reporting is still done from EPA lookup tables, which are based on component analysis of everything you have installed at a particular location, and each component has a certain emissions rate that's calculated. Much of it's not directly measured and we're really putting a lot of our engineering effort into directly measuring, and that's where the frontier lies. I think for not only Cimarex, but across our industry the continuous monitoring and direct measurement is how we’ll not only make progress, but be transparent in demonstrating it to what is often a skeptical public, and that's a challenge we're up for.

Dr. Daniel Yergin

Vice Chairman of IHS Markit

Tom I know it's been a very busy time for you, not only these last two weeks, but these last couple of months, and want to thank you very much for taking the time to give us a snapshot and a look into this new company that is being developed that brings Cimarex and Cabot together. And congratulations to you and your colleagues at Cimarex and to those at Cabot, for what you've done to create this new company. And on behalf of everybody watching, we wish you the best as you bring it to closure. So thank you.

Thomas E. Jorden

Chairman, President & Chief Executive Officer, Cimarex Energy Co.

Thank you, Dan. I also want to thank Tudor Pickering, for, for hosting this. It's been a great opportunity. You’ve been a great host, thanks Dan.

Dr. Daniel Yergin

Vice Chairman of IHS Markit

Thank you. Thank you everybody for joining us.

Cautionary Statement Regarding Forward-Looking Information

This communication contains certain forward-looking statements within the meaning of federal securities laws. Words such as anticipates, believes, expects, intends, plans, outlook, will, should, may and similar expressions may be used to identify forward-looking statements. Forward-looking statements are not statements of historical fact and reflect Cabot’s and Cimarex’s current views about future events. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving Cabot and Cimarex, including future financial and operating results; Cabot’s and Cimarex’s plans, objectives, expectations and intentions; the expected timing and likelihood of completion of the transaction; the expected timing and amount of any future dividends; and other statements that are not historical facts, including estimates of oil and natural gas reserves and resources, estimates of future production, assumptions regarding future oil and natural gas pricing, planned drilling activity, future results of operations, projected cash flow and liquidity, the achievement of synergies, business strategy and other plans and objectives for future operations. No assurances can be given that the forward-looking statements contained in this communication will occur as projected and actual results may differ materially from those projected. Forward-looking statements are based on current expectations, estimates and assumptions that involve a number of risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, without limitation, the ability to obtain the requisite Cabot and Cimarex stockholder approvals; the risk that Cabot or Cimarex may be unable to obtain governmental and regulatory approvals required for the merger; the risk that an event, change or other circumstances could give rise to the termination of the proposed merger; the risk that a condition to closing of the merger may not be satisfied on a timely basis or at all; the length of time necessary to close the proposed transaction, which may be longer than anticipated for various reasons; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; the risk that any announcement relating to the proposed transaction could have adverse effects on the market price of Cabot’s common stock or Cimarex’s common stock; the risk of litigation related to the proposed transaction; the effect of future regulatory or legislative actions on the companies or the industry in which they operate, including the risk of new restrictions with respect to well spacing, hydraulic fracturing, natural gas flaring or other oil and natural gas development activities; the risk that the credit ratings of the combined business may be different from what the companies expect; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; the volatility in commodity prices for crude oil and natural gas; the continuing effects of the COVID-19 pandemic and the impact thereof on Cabot’s and Cimarex’s businesses, financial condition and results of operations; actions by, or disputes among or between, the Organization of Petroleum Exporting Countries and other producer countries; the presence or recoverability of estimated reserves; the ability to replace reserves; environmental risks; drilling and operating risks; exploration and development risks; competition; the ability of management to execute its plans to meet its goals; and other risks inherent in Cabot’s and Cimarex’s businesses. In addition, the declaration and payment of any future dividends, whether regular base quarterly dividends, variable dividends or special dividends following completion of the proposed transaction, will depend on the combined business financial results, cash requirements, future prospects and other factors deemed relevant by the board of directors of Cabot (as then constituted). These risks, as well as other risks related to the proposed transaction, will be described in the registration statement on Form S-4 and joint proxy statement/prospectus that will be filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to: (1) Cabot’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, which are available on Cabot’s website at www.cabotog.com/investorrelations and on the SECs website at http://www.sec.gov; and (2) Cimarex’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, which are available on its website at www.cimarex.com/investor-relations and on the SECs website at http://www.sec.gov.

Forward-looking statements are based on the estimates and opinions of management at the time the statements are made. Except to the extent required by applicable law, neither Cabot nor Cimarex undertakes any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Merger and Where to Find It

In connection with the proposed transaction, Cabot intends to file with the Securities and Exchange Commission (SEC) a registration statement on Form S-4 that will include a joint proxy statement of Cabot and Cimarex and that also constitutes a prospectus of Cabot. Each of Cabot and Cimarex may also file other relevant documents with the SEC regarding the proposed transaction. This communication is not a substitute for the joint proxy statement/prospectus or registration statement or any other document that Cabot or Cimarex may file with the SEC. The definitive joint proxy statement/prospectus (if and when available) will be mailed to stockholders of Cabot and Cimarex. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT CABOT, CIMAREX AND THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and joint proxy statement/prospectus (if and when available) and other documents containing important information about Cabot, Cimarex and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Cabot may be obtained free of charge on Cabot’s website at www.cabotog.com/investor-relations or by contacting Matt Kerin by email at matt.kerin@cabotog.com or by phone at 281-589-4642. Copies of the documents filed with the SEC by Cimarex may be obtained free of charge on Cimarex’s website at www.cimarex.com/investor-relations.

Participants in the Solicitation

Cabot, Cimarex and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Cabot, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Cabot’s proxy statement for its 2021 Annual Meeting of Stockholders, which was filed with the SEC on March 12, 2021, and Cabot’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on February 26, 2021. Information about the directors and executive officers of Cimarex, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Cimarex’s proxy statement for its 2021 Annual Meeting of Stockholders, which was filed with the SEC on March 26, 2021, and Cimarex’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on February 23, 2021. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Cabot or Cimarex using the sources indicated above.